Filed by Covance Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934

Subject Company: Covance Inc.
Commission File No.:  1-12213

The following communication was first sent to employees of Covance on November 3, 2014:

1.	What was announced?

Covance announced that it has entered into a definitive agreement to combine with Laboratory Corporation of America® Holdings to create the world’s leading healthcare diagnostics company.

2.	What is the structure of the transaction?

LabCorp is acquiring Covance for cash and LabCorp shares currently valued at $105.12 per Covance share, or an equity value of approximately $6.1 billion and an enterprise value of approximately $5.6 billion.  Under the terms of the agreement, which has been unanimously approved by the Boards of both companies, Covance shareholders will receive $75.76 in cash and 0.2686 LabCorp shares for each Covance share they own.  Covance shareholders will own approximately 15.5% of the combined company.

3.	Who is LabCorp?

LabCorp, which is headquartered in Burlington, North Carolina, is a leader in commercializing new diagnostic technologies, providing leading-edge medical testing and services through a national network of primary clinical laboratories and specialty testing laboratories.  LabCorp has 34,000 employees worldwide and more than 220,000 clients that include physicians, government agencies, managed care organizations, hospitals, clinical labs, and pharmaceutical companies.  It offers more than 4,000 tests ranging from routine blood analyses to reproductive genetics to companion diagnostics.

4.	Why are we combining with LabCorp?

Together with LabCorp, we will be well positioned to grow faster and deliver even better solutions that bring medicines to patients in the most efficient, safe and innovative ways possible.  The combination will create the world’s leading healthcare diagnostics company, capitalizing on our industry leadership in contract research and LabCorp’s industry leadership in medical testing.

5.	How will this impact me and my job? How will this affect my responsibilities on a day-to-day basis?

LabCorp and Covance are largely in adjacent businesses and LabCorp is grateful to have the expertise and scientific insights that our team brings to the table.  LabCorp recognizes that the key to Covance’s success is our diversely talented team of employees.  This combination is about growth, and we expect that ultimately many of you will have exciting opportunities for professional development as part of the larger and more diversified global company.

In addition, Joe Herring will be leading LabCorp’s Covance division, which will be headquartered in Princeton, NJ.  We will continue to do business under the Covance brand you know and trust.

6.	Is my reporting structure impacted by this announcement? Will my supervisor change?

Right now it is business as usual.

7.	Should we expect changes to benefits and compensation?

Until the transaction closes, we continue to operate as independent companies, so no immediate changes to your compensation or benefits will take place as a result of this announcement.  If and when changes are made, they will be communicated to employees well in advance of those changes

8.	When will the transaction be completed? What approvals are required?

The transaction is expected to close in the first quarter of 2015 and is subject to Covance shareholder approval, regulatory approvals, and customary closing conditions.

9.	What can employees expect between now and the close of the transaction?

Until we close the transaction, it is important to remember that we will continue to operate as an independent company.  It is business as usual as we continue to deliver operational and service excellence and exceed the expectations of our clients.  We will keep you updated about key developments along the path to closing, including integration planning efforts.

10.	What will happen to the Covance brand?

LabCorp recognizes the value of our brand, which is why the drug development division of the company will continue to do business under the Covance brand.

11.	Who will lead the combined company and where will it be headquartered?

LabCorp Chairman and Chief Executive Officer Dave King and LabCorp Chief Financial Officer Glenn Eisenberg will serve, respectively, as CEO and CFO of the combined company.  Joe Herring will lead the drug development division and report directly to Dave King.  LabCorp’s headquarters in Burlington, NC will be the corporate headquarters of the combined company and Covance’s headquarters in Princeton, NJ will be the operating headquarters for the drug development business.

12.	How will this affect our clients and product offerings?

We are committed to the continuity of our projects. While we transition company ownership over the next several months, day-to-day operations, sales, and executive management contacts will stay the same for our clients.  While it is still early in the process, we look forward to providing clients with a broader range of innovative offerings that will advance personalized medicine, improve the development of therapeutics, and enable our clients to revolutionize drug commercialization.

13.	What are plans to integrate the two companies?

As we move ahead, we will assemble a joint integration planning team – which will be led by Dr. Steven Anderson, Senior Vice President and Global Head, Clinical Trials, from LabCorp and Jared Freedberg, Vice President, Corporate Development, from Covance – to determine how to best unite the organizations and ensure a smooth and orderly transition.

LabCorp and Covance are largely in adjacent businesses and LabCorp is grateful to have the expertise and scientific insights that our team brings to the table.  LabCorp recognizes that the key to Covance’s success is our diversely talented team of employees.  This combination is about growth, and we expect that ultimately many of you will have exciting opportunities for professional development as part of the larger and more diversified global company.

14.	What should I say if contacted by people outside the company?

As always, it is important that we speak with one voice, so please forward any media calls you may receive to Melissa Thompson at (609) 216-5077, and any calls from analysts or investors to Paul Surdez at (609) 452-4807.

15.	How can I learn more about LabCorp?

LabCorp’s website, www.LabCorp.com is a great place to learn more about the company and its mission, management team, financial statements, latest news and more.

Cautionary Statement Regarding Forward Looking Statements
This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA.  These statements, as they relate to Laboratory Corporation of America® (“LabCorp”) or Covance Inc. (“Covance”), the management of either such company or the proposed transaction between LabCorp and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements.  These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them.  No forward-looking statement can be guaranteed, and actual results may differ materially from those projected.  LabCorp and Covance undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law.  Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments.  We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA.  Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents LabCorp and Covance have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) LabCorp and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of LabCorp and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by LabCorp and Covance.  Neither LabCorp nor Covance gives any assurance that either LabCorp or Covance will achieve its expectations.

The foregoing list of factors is not exhaustive.  You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of LabCorp and Covance described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC.  All forward-looking statements included in this document are based upon information available to LabCorp and Covance on the date hereof, and neither LabCorp nor Covance assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It
This document relates to a proposed transaction between Covance and LabCorp, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by LabCorp.  This document is not a substitute for the registration statement and joint proxy statement/prospectus that LabCorp will file with the SEC or any other documents that Covance or LabCorp may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Covance or LabCorp through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus, once it is filed, from Covance by accessing Covance’s website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540, or from LabCorp by accessing LabCorp’s website at www.labcorp.com or upon written request to Laboratory Corporation of America Holdings, Office of the Secretary, 531 South Spring Street, Burlington, North Carolina 27215.

Participants in Solicitation
LabCorp, Covance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Covance’s stockholders in connection with the proposed transaction.  Information regarding Covance’s directors and executive officers is contained in the proxy statement for Covance’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2014.  You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Covance’s website at www.covance.com.  Information regarding LabCorp’s executive officers and directors is contained in the proxy statement for LabCorp’s 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing LabCorp’s website at www.labcorp.com.  Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.  You may obtain free copies of this document as described in the preceding paragraph.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.